Exhibit 99.6

CERTIFICATE OF KARL HOOVER

I, Karl Hoover, P.Eng., of Flin Flon, Manitoba, do hereby certify that:

1.                                      I am currently employed as Manager of the Lalor Concentrator Project with Hudbay Minerals Inc. (the “Issuer”), PO Box 1500, Flin Flon, Manitoba, R8A 1N9.

2.                                      I graduated from Laurentian University with a Bachelor of Engineering in Extractive Metallurgy in 1983.

3.                                      I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of Manitoba, Registration #35120.

4.                                      I am a member in good standing of the Association of Professional Engineers and Geoscientists of Saskatchewan, Registration #14270.

5.                                      I have practiced my profession continuously for over 27 years and have been involved with mineral processing of base metal ores, including plant management, process development, flow sheet design and plant optimization.

6.                                      I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purpose of NI 43-101.

7.                                      I have prepared sections 13 and 17 of the technical report titled “Pre-Feasibility Study Technical Report, of the Lalor Deposit, Snow Lake, Manitoba, Canada”, dated March 29, 2012 (the “Technical Report”).  I have last visited the Property on February 23, 2012.

8.                                      As at the date of the Technical Report, to the best of my knowledge, information and belief, the portion of the Technical Report I am responsible for contains all scientific and technical information required to be disclosed to make the Technical report not misleading.

9.                                      I am not independent of the Issuer. Since I am an employee of the Issuer, a producing issuer, I fall under subsection 5.3 (3) of NI 43-101 where “A technical report required to be filed by a producing issuer is not required to be prepared by or under the supervision of an independent qualified person.”

10.                               I have read National Instrument 43-101 and Form 43-101F1, and the portions of the Technical Report I am responsible for has been prepared in compliance with the instrument and form.

11.                               I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 29th Day of March, 2012.

/s/ Karl Hoover, P. Eng.
Signature of Qualified Person

Karl Hoover, P.Eng.
Manager, Lalor Concentrator Project
Hudbay.